March 11, 2010

Peter J. Anderson
Chief Financial Officer
Prestige Brands Holdings, Inc.
90 North Broadway
Irvington, New York 10533

Re: **Prestige Brands Holdings, Inc.**
        Form 10-K for Fiscal Year Ended March 31, 2009
        Schedule 14A Filed July 2, 2009
        File No. 001-32433

Dear Mr. Anderson:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For The Fiscal Year Ended March 31, 2009

Item I. Business

Intellectual Property, page 14

1. Please expand this section to disclose all material patents, the products or technologies to which they relate, the related expiration dates and the jurisdictions

that issued them. Provide the same information for material owned and in-licensed patents and indicate if the patents are owned or licensed.

Item 2. Properties, page 26

2. We note your disclosure that one of your core competencies is, "Innovation and Product Development." Please consider where these activities take place and whether your lease agreement for this facility is material to your company and should be filed as an exhibit. Please revise or advise accordingly.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Valuation of Intangible Assets and Goodwill, page34

3. For reporting units in which the estimated fair value is not substantially in excess of the carrying amount and therefore are at risk of failing step one of the impairment test, please revise your disclosure to include the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined; and
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time).

Schedule 14A

Compensation Discussion and Analysis

Annual Cash Incentive Plan, page 23

4. We note that your annual incentive cash awards are made based on a number of performance factors. Regardless of whether such awards were actually made, you should discuss the minimum, target and maximum levels of company performance that were set, and the level of achievement of each target. Please provide draft disclosure for your next proxy statement that includes the minimum, target and maximum performance targets that you have set for 2010, how the extent of achievement will affect the bonuses ultimately awarded, and confirm that in your proxy statement you will include the actual extent of achievement of each performance objective.

Restricted Common Stock Awards, page 24

5. We note that the 90% level of performance regarding net sales and EBITDA results in the vesting of 75% of stock awards based on a three year performance period. Similarly, please disclose the level of performance that must be achieved in order to attain the 100% and 150% vesting levels, respectively. Also, disclose the EBITDA and net sales targets and the number of shares for each NEO that relates to the minimum, target and maximum levels of performance. You should provide this information whether or not the net sales and EBITDA targets were met and whether awards vested and to what extent.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant